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EXHIBIT 99.10

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES—OXLEY ACT OF 2002

        In connection with the amendment to the annual report of Kinross Gold Corporation (the "Company") on Form 40-F/A for the year ended December 31, 2005, Lars-Eric Johansson hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of his knowledge:

  1.
  The annual report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

  2.
  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.
May 12, 2006 (Date)	/s/ THOMAS M. BOEHLERT Thomas M. Boehlert Chief Financial Officer (principal financial and accounting officer)

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EXHIBIT 99.10 CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES—OXLEY ACT OF 2002